

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-67218

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Farragut Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3 W 57th St FL 10
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas C. A. Boytinck (212) 988-7633
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

SEC Mail Processing Section
MAR 02 2010
Washington, DC
107

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scarpati & Associates, LLP
(Name – *if individual, state last, first, middle name*)

350 Fifth Ave Ste 2800 (Address) New York (City) NY (State) 10018 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Thomas C. A. Boytinck, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Farragut Capital LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



GILDA SCHOENHOLTZ
Commissioner of Deeds
City of New York, No. 1-5521
Certificate Filed in Manhattan County
Commission Expires April 1, 20 10


Notary Public

Signature

Chief Executive Officer
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**FARRAGUT CAPITAL LLC**

Financial Statements

December 31, 2009 and 2008

(With Independent Auditor's Report Thereon)

Contents



The Empire State Building
350 Fifth Avenue, Suite 2800
New York, New York 10118
Tel: 212-714-2727
Fax: 212-714-1472

**Independent Auditor's Report**

The Members
Farragut Capital LLC:

We have audited the accompanying balance sheets of Farragut Capital LLC (the Company) as of December 31, 2009 and 2008, and the related statements of operations, members' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farragut Capital LLC as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scarpati & Associates, LLP

New York, New York
February 15, 2010

**Farragut Capital LLC**

Balance Sheets

December 31, 2009 and 2008

**Assets**

| | 2009 | 2008 |
|---|---|---|
| Cash and cash equivalents | $ 197,923 | $ 129,208 |
| Accounts receivable | 21,309 | 453,793 |
| Prepaid expenses | 15,189 | 28,229 |
| Deferred fees | — | 112,500 |
| Computer equipment, net of accumulated depreciation of $22,495 and $12,175 in 2009 and 2008, respectively | 31,256 | 39,452 |
| Total assets | $ 265,677 | $ 763,182 |

**Liabilities and Members' Equity**

| | 2009 | 2008 |
|---|---|---|
| Liabilities: | | |
| Accounts payable & accrued expenses | $ 37,729 | $ 44,940 |
| Payroll taxes | — | 2,657 |
| Taxes payable | 2,302 | 23,164 |
| Deferred rent payable | 783 | 898 |
| Total liabilities | 40,814 | 71,659 |
| Members' equity | 224,863 | 691,523 |
| Total liabilities and members' equity | $ 265,677 | $ 763,182 |

The accompanying notes are an integral part of these financial statements.